Wipro Limited

Highlights for the Quarter ended December 31, 2022

REVENUE

$2.80 Bn

QoQ Constant Currency	YoY Constant Currency	Operating Margin
↑ 0.6%	↑ 10.4%	16.3%

STRATEGIC MARKET UNITS MIX

29.4%	30.8%	28.8%	11.0%
AMERICAS 1	AMERICAS 2	EUROPE	APMEA

SECTOR MIX

34.9%	18.9%	12.0%	11.4%	11.3%	6.9%	4.6%
Banking, Financial Services & Insurance	Consumer	Health	Energy, Natural Resources and Utilities	Technology	Manufacturing	Communication

GLOBAL BUSINESS LINES MIX

61.7%
iDEAS
Integrated Digital, Engineering & Application Services

38.3%
iCORE
Cloud Infrastructure, Digital Operations, Risk & Enterprise Cyber Security Services

TOTAL BOOKINGS

$4.3 Bn

↑ **26%** YoY Constant Currency

OUTLOOK

for the year ending March 31, 2023

Revenue from our IT Services business for the full year to be in the range of 11.5% to 12.0%, in constant currency terms

* Outlook for the year ending March 31, 2023, is based on the following exchange rates: GBP/USD at 1.36, Euro/USD at 1.16, AUD/USD at 0.73, USD/INR at 74.78 and CAD/USD at 0.79

CUSTOMER CONCENTRATION

TOP 1	TOP 5	TOP 10
3.2%	13.3%	21.3%

TOTAL HEADCOUNT	258,744	ATTRITION VOL – TTM	21.2%
GROSS UTILIZATION	72.3%	OFFSHORE REVENUE *PERCENTAGE OF SERVICES*	59.0%

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Wipro Limited

Results for the Quarter ended December 31, 2022

A IT Services

	FY 22 – 23			FY 21 – 22				
	Q3	Q2	Q1	FY	Q4	Q3	Q2	Q1
IT Services Revenues ($Mn)	2,803.5	2,797.7	2,735.5	10,355.9	2,721.7	2,639.7	2,580.0	2,414.5
Sequential Growth	0.2%	2.3%	0.5%	27.3%	3.1%	2.3%	6.9%	12.2%
Sequential Growth in Constant Currency Note 1	0.6%	4.1%	2.1%	26.9%	3.1%	3.0%	8.1%	12.0%
Operating Margin % Note 2	16.3%	15.1%	15.0%	17.7%	17.0%	17.6%	17.8%	18.8%
Strategic Market Units Mix								
Americas 1	29.4%	29.2%	29.1%	27.9%	28.3%	28.2%	27.5%	27.6%
Americas 2	30.8%	31.3%	31.3%	30.6%	31.0%	30.4%	30.6%	30.5%
Europe	28.8%	28.1%	28.3%	29.9%	29.3%	29.7%	30.2%	30.2%
APMEA	11.0%	11.4%	11.3%	11.6%	11.4%	11.7%	11.7%	11.7%
Sectors Mix								
Banking, Financial Services and Insurance	34.9%	35.2%	35.4%	34.7%	35.4%	35.2%	34.8%	33.4%
Consumer	18.9%	18.8%	18.5%	17.5%	17.9%	17.7%	17.3%	17.3%
Health	12.0%	11.4%	11.5%	11.7%	11.5%	11.8%	11.7%	11.9%
Energy, Natural Resources and Utilities	11.4%	11.2%	11.1%	12.2%	11.5%	11.7%	12.3%	13.1%
Technology	11.3%	11.6%	11.8%	12.1%	11.9%	11.9%	12.2%	12.2%
Manufacturing	6.9%	6.9%	6.7%	6.8%	7.0%	6.7%	6.7%	7.0%
Communications	4.6%	4.9%	5.0%	5.0%	4.8%	5.0%	5.0%	5.1%
Global Business Lines Mix								
iDEAS	61.7%	62.3%	61.9%	60.9%	61.2%	61.0%	61.3%	60.1%
iCORE	38.3%	37.7%	38.1%	39.1%	38.8%	39.0%	38.7%	39.9%
Guidance ($Mn)	2,811-2,853	2,817-2,872	2,748-2,803	—	2,692-2,745	2,631-2,683	2,535-2,583	2,324-2,367
Guidance restated based on actual currency realized ($Mn)	2,799-2,841	2,766-2,821	2,704-2,759	—	2,694-2,747	2,614-2,666	2,504-2,553	2,328-2,371
Revenues performance against guidance ($Mn)	2,803.5	2,797.7	2,735.5	—	2,721.7	2,639.7	2,580.0	2,414.5

Note 1: Constant currency (CC) revenue for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period

Note 2: IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials

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FY 22 – 23 FY 21 – 22 Q3 Q2 Q1 FY Q4 Q3 Q2 Q1 Customer size distribution (TTM) > $100Mn 19 19 20 19 19 17 15 13 > $75Mn 29 29 30 29 29 29 28 27 > $50Mn 52 52 50 50 50 47 44 42 > $20Mn 119 122 120 117 117 110 100 95 > $10Mn 202 198 195 194 194 189 182 176 > $5Mn 307 308 306 297 297 286 279 273 > $3Mn 431 425 417 410 410 399 390 361 > $1Mn 739 729 703 679 679 661 623 601 Revenue from Existing customers % 96.9% 97.4% 98.7% 95.2% 93.7% 94.9% 95.1% 97.2% Number of new customers 80 128 164 428 116 67 116 129 Total Number of active customers 1,484 1,471 1,433 1,369 1,369 1,315 1,284 1,229 Customer Concentration Top customer 3.2% 3.2% 3.2% 3.2% 3.2% 3.2% 3.1% 3.1% Top 5 13.3% 13.1% 13.0% 12.5% 12.9% 12.7% 12.5% 12.1% Top 10 21.3% 21.0% 20.9% 20.0% 20.5% 20.2% 20.1% 19.8% % of Revenue USD 62% 62% 62% 59% 60% 60% 59% 58% GBP 10% 10% 10% 11% 11% 11% 12% 12% EUR 10% 9% 9% 10% 9% 10% 10% 10% INR 4% 4% 4% 5% 5% 5% 4% 4% AUD 4% 5% 5% 5% 5% 5% 5% 5% CAD 3% 3% 3% 3% 3% 3% 4% 4% Others 7% 7% 7% 7% 7% 6% 6% 7% Closing Employee Count 258,744 259,179 258,574 243,128 243,128 231,671 221,365 209,890 Sales & Support Staff (IT Services) 17,076 16,647 17,806 17,691 17,691 17,595 17,051 16,689 Utilization Note 3 Gross Utilization 72.3% 72.3% 72.7% 76.8% 75.8% 75.6% 78.1% 77.7% Net Utilization (Excluding Trainees) 79.7% 79.8% 83.8% 86.8% 85.2% 85.8% 89.2% 86.8% Attrition Voluntary TTM (IT Services excl. DOP) 21.2% 23.0% 23.3% 23.8% 23.8% 22.7% 20.5% 15.5% DOP % — Post Training Quarterly 8.7% 10.3% 11.4% 9.0% 9.0% 10.0% 8.7% 8.0% Note 3: IT Services excl. DOP, Designit, Cellent, Cooper, Topcoder, Rational, ITI, IVIA, 4C, Eximius, Encore, Capco, Ampion, Edgile, LeanSwift, CAS and Rizing P age 3

B IT Services

(Excluding DOP, Designit, Cellent, Appirio, Cooper, Topcoder, Rational, ITI, IVIA, 4C, Eximius, Encore, Capco, Ampion, Edgile, LeanSwift, CAS & Rizing)

Revenue from FPP	59.4%	58.7%	59.8%	**62.8%**	62.2%	63.2%	62.6%	63.1%
Offshore Revenue — % of Services	59.0%	58.9%	58.7%	**56.1%**	58.3%	56.3%	55.6%	54.0%

C Growth Metrics

for the Quarter ended December 31, 2022 [Note 1]

	Q3'23 Reported QoQ%	Q3'23 Reported YoY%	Q3'23 CC QoQ%	Q3'23 CC YoY%
IT Services	0.2%	6.2%	0.6%	10.4%
Strategic Market Units				
Americas 1	1.1%	10.8%	1.3%	11.0%
Americas 2	-1.4%	7.8%	-0.9%	9.4%
Europe	2.8%	3.0%	2.4%	12.0%
APMEA	-4.0%	-0.7%	-1.2%	7.0%
Sectors				
Banking, Financial Services and Insurance	-0.6%	5.3%	-0.2%	9.6%
Consumer	0.5%	13.6%	0.6%	16.8%
Health	4.7%	7.3%	4.7%	8.9%
Energy, Natural Resources and Utilities	1.9%	3.5%	2.8%	10.1%
Technology	-2.3%	0.7%	-1.3%	4.0%
Manufacturing	0.4%	9.7%	0.6%	14.4%
Communications	-4.2%	-1.1%	-2.6%	6.4%
Global Business Lines				
iDEAS	-0.7%	7.4%	-0.4%	11.8%
iCORE	1.8%	4.4%	2.3%	8.0%

D Annexure to Datasheet

Segment-wise breakup of Cost of Revenues, S&M and G&A

Q3 FY22-23 (INR Mn)

Particulars	IT Services	IT Products	ISRE	Reconciling Items	Total
Cost of revenues	160,103	1,723	1,456	(9)	163,273
Selling and marketing expenses	17,649	38	24	41	17,752
General and administrative expenses	15,301	(81)	(179)	(21)	15,020
Total	**193,053**	**1,680**	**1,301**	**11**	**196,045**

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